Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and nine months ended September 30, 2022

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three and nine months ended September 30, 2022 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2022	December 31, 2021
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	7,268,286	10,170,376
Gold in trust (Note 8)	910,166	915,995
Accounts receivable and prepaid expenses (Note 4)	252,191	155,638
	8,430,643	11,242,009

Non-current assets
Right-of-use assets (Note 5)	457,750	539,110
Property, plant and equipment (Note 6)	14,013,170	14,019,532
Exploration and evaluation assets (Note 7)	62,920,107	61,431,639
	77,391,027	75,990,281
TOTAL ASSETS	85,821,670	87,232,290

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a))	227,313	508,068
Current portion of lease liabilities (Note 5)	85,413	82,677
	312,726	590,745

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	400,710	465,930
Gold loan payable (Note 8)	3,848,537	3,227,545
Warrant liability (Note 9)	58,277	623,290
Derivative financial liabilities (Note 8)	311,460	391,620
Deferred income tax liability	1,749,023	1,749,023
	6,368,007	6,457,408
Total liabilities	6,680,733	7,048,153

EQUITY
Share capital (Note 10)	141,040,654	141,040,654
Reserves (Note 10)	22,217,823	21,068,273
Deficit	(84,117,540)	(81,924,790)
Total equity	79,140,937	80,184,137
TOTAL EQUITY AND LIABILITIES	85,821,670	87,232,290

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 8, 2022.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of loss and comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Expenses	$	$	$	$
Professional fees (Note 11(a))	174,069	166,916	609,897	562,921
Salaries and benefits (Note 11(a))	341,529	352,751	1,045,039	1,013,669
Travel and promotion	21,890	71,216	75,932	186,853
Depreciation (Note 6)	3,509	4,226	10,898	12,412
Office and license (Note 11(b))	32,310	27,305	134,629	118,656
Amortization of right-of-use assets (Note 5)	25,430	30,358	81,360	91,074
Occupancy expenses (Note 5)	9,894	12,021	32,761	28,521
Interest expense on lease liabilities (Note 5)	11,611	1,936	36,241	8,183
Interest, accretion and standby fees on gold loan payable (Note 8)	123,497	101,200	342,149	290,319
Listing and filing fees	10,727	12,546	144,831	178,156
Insurance	23,864	24,262	72,204	65,027
Directors’ fees (Note 11(a))	36,250	-	108,750	-
Share-based payments (Note 10(c) and 11(a))	-	838,300	1,149,550	1,870,800
	814,580	1,643,037	3,844,241	4,426,591

Other income (loss)
Administrative services fees (Note 11(b))	219,204	230,655	654,999	792,258
Interest and other income	49,168	21,567	103,342	456,872
Unrealized gain on derivative financial liabilities (Note 8)	56,232	20,240	108,504	74,813
Unrealized loss on gold in trust (Note 8)	(76,638)	(13,580)	(81,573)	(80,641)
Unrealized foreign exchange loss on gold loan payable (Note 8)	(244,720)	(91,285)	(307,187)	(5,437)
Unrealized foreign exchange gain on gold in trust (Note 8)	59,106	24,213	75,744	318
Unrealized gain on warrant liability (Note 9)	181,794	686,823	565,013	1,304,332
Gain on debt forgiveness (Note 11(a))	177,200	-	177,200	-
Foreign exchange gain	266,777	196,611	355,449	19,856
	688,123	1,075,244	1,651,491	2,562,371

Loss and comprehensive loss for the period	(126,457)	(567,793)	(2,192,750)	(1,864,220)

Basic and diluted loss per share (Note 12)	(0.00)	(0.01)	(0.02)	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Operating activities
Loss for the period	(126,457)	(567,793)	(2,192,750)	(1,864,220)
Items not affecting cash
Depreciation	3,509	4,226	10,898	12,412
Amortization of right-of-use assets	25,430	30,358	81,360	91,074
Interest, accretion and standby fees on gold loan payable	123,497	101,200	342,149	290,319
Interest expense on lease liability	11,611	1,936	36,241	8,183
Unrealized gain on derivative financial liabilities	(56,232)	(20,240)	(108,504)	(74,813)
Unrealized loss on gold in trust	76,638	13,580	81,573	80,641
Unrealized foreign exchange loss on gold loan payable	244,720	91,285	307,187	5,437
Unrealized foreign exchange gain on gold in trust	(59,106)	(24,213)	(75,744)	(318)
Unrealized gain on warrant liability	(181,794)	(686,823)	(565,013)	(1,304,332)
Share-based payments	-	838,300	1,149,550	1,870,800
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(40,197)	38,383	(96,553)	(79,943)
Trade and other payables	(263,961)	(25,521)	(277,154)	(58,888)
Net cash used in operating activities	(242,342)	(205,322)	(1,306,760)	(1,023,648)
Investing activities
Property, plant and equipment – purchase	-	-	(4,536)	(4,253)
Exploration and evaluation assets – costs	(548,129)	(775,140)	(1,492,069)	(2,208,637)
Net cash used in investing activities	(548,129)	(775,140)	(1,496,605)	(2,212,890)
Financing activities
Issuance of shares, net of share issue costs	-	-	-	11,610,581
Options exercised	-	-	-	564,750
Repayment of lease liabilities	(31,331)	(36,063)	(98,725)	(108,190)
Net cash from (used in) financing activities	(31,331)	(36,063)	(98,725)	12,067,141

Change in cash and cash equivalents	(821,802)	(1,016,525)	(2,902,090)	8,830,603
Cash and cash equivalents, beginning of period	8,090,088	12,381,826	10,170,376	2,534,698
Cash and cash equivalents, end of period	7,268,286	11,365,301	7,268,286	11,365,301
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share- based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2021	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Warrant liability	-	(2,371,174)	-	-	-	-	(2,371,174)
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Loss and comprehensive loss for the period	-	-	-	-	-	(1,864,220)	(1,864,220)
Balance, September 30, 2021	137,221,408	141,171,385	20,221,574	715,968	20,937,542	(81,120,756)	80,988,171
Finders’ warrants issued pursuant to private placement	-	(130,731)	130,731	-	130,731	-	-
Loss and comprehensive loss for the period	-	-	-	-	-	(804,034)	(804,034)
Balance, December 31, 2021	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137
Share-based payments	-	-	1,149,550	-	1,149,550	-	1,149,550
Loss and comprehensive loss for the period	-	-	-	-	-	(2,192,750)	(2,192,750)
Balance, September 30, 2022	137,221,408	141,040,654	21,501,855	715,968	22,217,823	(84,117,540)	79,140,937

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)       Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2021. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2021.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2022.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

6

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

3.	Significant accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2022	2021
Accounts receivable (Note 11(b))	$167,798	$92,005
Prepaid expenses	84,393	63,633
	$252,191	$155,638

During the period ended September 30, 2022, the Company has recorded value added taxes of $193,648 included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities is as follows:

	September 30, 2022	December 31, 2021
Opening balance	$548,607	$170,731
Modification by extending the lease term	-	508,799
Less: lease payments	(98,725)	(144,253)
Interest expense	36,241	13,330
	486,123	548,607
Less: current portion of lease liabilities	(85,413)	(82,677)
Long-term portion of lease liabilities	$400,710	$465,930

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the period ended September 30, 2022 from this operating sublease was $8,508 and is recorded in interest and other income.

The continuity of ROU assets is as follow:

	September 30, 2022	December 31, 2021
Opening balance	$539,110	$151,790
Modification by extending the lease term	-	508,799
Less: amortization of ROU assets	(81,360)	(121,479)
	$457,750	$539,110

During the nine months ended September 30, 2022, the Company recognized occupancy expenses of $32,761 (2021 - $28,521) related to short term leases.

As at September 30, 2022, the remaining payments for the operating lease are due as follows:

	2022	2023	2024	2025	2026	Total
Office lease	$42,940	$167,374	$170,672	$173,970	$177,268	$732,224

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177
Additions	-	4,536	-	-	-	-	4,536
September 30, 2022	158,219	271,540	198,981	51,760	245,647	13,968,566	14,894,713

Accumulated depreciation
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645
Depreciation	1,482	5,507	2,199	147	1,563	-	10,898
September 30, 2022	152,872	249,550	191,405	50,926	236,790	-	881,543

Carrying amounts
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532
September 30, 2022	5,347	21,990	7,576	834	8,857	13,968,566	14,013,170

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2021)	11,211,756	1	11,211,757
Additions	96,965	-	96,965
Deductions	-	(1)	(1)
Closing balance - (September 30, 2022)	11,308,721	-	11,308,721
Deferred exploration costs:
Opening balance - (December 31, 2021)	50,219,882	-	50,219,882
Costs incurred during the period
Professional/technical fees	98,114	-	98,114
Claim maintenance/lease costs	169,651	-	169,651
Geochemical, metallurgy	3,341	-	3,341
Travel and accommodation	124,301	-	124,301
Geology, geophysics and exploration	218,055	-	218,055
Supplies and miscellaneous	242,783	-	242,783
Environmental and permit	523,917	-	523,917
Value-added tax (Note 4)	193,648	-	193,648
Refund - Value-added tax	(182,306)	-	(182,306)
Total deferred exploration costs during the period	1,391,504	-	1,391,504
Closing balance - (September 30, 2022)	51,611,386	-	51,611,386
Total exploration and evaluation assets	62,920,107	-	62,920,107

The following is a description of the Company’s most significant property interests:

(a)       Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)       Other Property

On May 26, 2022, the Company transferred the 40% carried interest in the Logan property located in the Yukon Territory, Canada to Almadex Minerals Ltd. for a consideration of $1 equal to its carrying value. No gain or loss was recognized in the Statement of Loss and Comprehensive Loss.

(c)       Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, a Company can also apply for an early refund of VAT prior to generating sales. During the nine months ended September 30, 2022, the Company received a VAT recovery of $182,306 and other income of $48,447 related to a VAT refund from prior years which is recorded in interest and other income.

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the period ended September 30, 2022 decreased by $108,504 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 1.5 years, risk-free interest rate of 1.23% and expected volatility of 15.63%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	September 30, 2022	December 31, 2021
Gold loan payable – opening balance	$3,227,545	$2,842,756
Accrued interest expense	229,653	271,093
Accrued standby fees	7,498	8,743
Accretion expense	104,998	114,535
Foreign exchange difference	278,843	(9,582)
Gold loan payable	$3,848,537	$3,227,545

Derivative financial liabilities – opening balance	$391,620	$375,417
Change in fair value through profit & loss	(108,504)	18,156
Foreign exchange difference	28,344	(1,953)
Derivative financial liabilities	$311,460	$391,620

As at September 30, 2022, Almaden has 397 ounces of gold bullion on its account at a fair value of $910,166.

The continuity of gold in trust are as follows:

	September 30, 2022		December 31, 2021
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	915,995	797	955,781
Sale of gold in trust	-	-	(400)	-
Change in fair value through profit & loss	-	(81,573)	-	(35,775)
Foreign exchange difference	-	75,744	-	(4,011)
	397	910,166	397	915,995

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants was $2,371,174, valued using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected life of warrants	3.00 years
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

9.	Warrant liability (Continued)

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in a gain of $1,747,884 and is recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.95%
Expected life of warrants	2.21 years
Expected annualized volatility	78.39%
Dividend	Nil
Forfeiture rate	0%

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $565,013 (September 30, 2021 – $1,304,332) and is recognized in the condensed consolidated interim statements of loss and comprehensive loss for the period ended September 30, 2022. The fair value warrants were re-valued at period end using the Black-Scholes option-pricing model with the following assumptions:

	September 30, 2022	September 30, 2021
Risk-free interest rate	3.85%	0.53%
Expected life of warrants	1.47 years	2.47 years
Expected annualized volatility	62.29%	76.54%
Dividend	Nil	Nil
Forfeiture rate	0%	0%

10.	Share capital and reserves

(a)       Authorized share capital

At September 30, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)       Warrants

The continuity of warrants for the nine months period ended September 30, 2022 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2021	Issued	Exercised	Expired	2022
June 7, 2022	$1.35	4,720,000	-	-	(4,720,000)	-
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	8,358,846	-	-	-	8,358,846
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		22,168,504	-	-	(4,720,000)	17,448,504
Weighted average exercise price		$0.95	-	-	$1.35	$0.84

12

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)       Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve-month period. At September 30, 2022, the Company had reserved 1,177,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three-month period. All options granted during the nine months ended September 30, 2022 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the nine months period ended September 30, 2022 is as follows:

Expiry date	Exercise price	December 31, 2021	Granted	Exercised	Expired	September 30, 2022
March 4, 2022	$0.47	1,125,000	-	-	(1,125,000)	-
April 30, 2022	$0.41	100,000	-	-	(100,000)	-
April 30, 2022	$0.58	220,000	-	-	(220,000)	-
May 31, 2022	$0.62	600,000	-	-	(600,000)	-
June 9, 2022	$0.64	1,980,000	-	-	(1,980,000)	-
October 3, 2022	$1.13	860,000	-	-	(105,000)	755,000
December 15, 2022	$0.89	900,000	-	-	(30,000)	870,000
February 9, 2023	$0.97	350,000	-	-	-	350,000
March 3, 2023	$0.96	250,000	-	-	-	250,000
March 31, 2023	$0.68	1,975,000	-	-	-	1,975,000
May 8, 2023	$0.69	100,000	-	-	-	100,000
May 28, 2023	$0.65	100,000	-	-	-	100,000
July 8, 2023	$0.62	2,470,000	-	-	(50,000)	2,420,000
September 18, 2023	$0.51	960,000	-	-	-	960,000
March 7, 2027	$0.38	-	1,125,000	-	-	1,125,000
June 10, 2027	$0.33	-	3,640,000	-	-	3,640,000
Options outstanding and exercisable		11,990,000	4,765,000	-	(4,210,000)	12,545,000
Weighted average exercise price		$0.68	$0.34	-	$0.60	$0.58

13

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c)        Share purchase option compensation plan (Continued)

Total share-based payments expenses as a result of options granted and vested during the period ended September 30, 2022 was $1,149,550 (2021 - $1,870,800).

The fair value of the options granted during the period ended September 30, 2022 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.97%
Expected life	5.00 years
Expected volatility	83.26%
Expected dividend yield	Nil
Weighted average fair value per option	$0.33

11.	Related party transactions and balances

(a)       Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Professional fees	$15,000	$15,000	$45,000	$45,000
Salaries and benefits (1)	111,263	111,588	333,788	241,838
Share-based payments	-	669,350	950,150	1,551,850
Directors’ fees	36,250	-	108,750	-
	$162,513	$795,938	$1,437,688	$1,838,688

(1)	The Company owes $256,000 to the Chair as a result of the Chair deferring his salary from May 1, 2019 to December 31, 2021. On September 1, 2022, the Chair agreed to forfeit $177,200 of the unpaid balance of the deferred salary to a new amount of $78,800 which is recorded in accounts payable.

(b)        Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

14

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(b)       Administrative Services Agreements (Continued)

During the three months ended September 30, 2022, the Company received $37,479 (2021 - $91,938) from Azucar for administrative services fees included in other income and received $181,725 (2021 - $138,717) from Almadex for administrative services fees included in other income.

During the nine months ended September 30, 2022, the Company received $111,962 (2021 - $372,536) from Azucar for administrative services fees included in other income and received $543,037 (2021 - $419,722) from Almadex for administrative services fees included in other income.

At September 30, 2022, included in accounts receivable is $30,243 (December 31, 2021 - $15,063) due from Azucar and $135,066 (December 31, 2021 - $69,298) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)        Other related party transactions

At September 30, 2022, the Company accrued $Nil (December 31, 2021 - $72,130) payable to Almadex for exploration and drilling services in Mexico.

During the three and nine months ended September 30, 2022, the Company employed the Chair’s daughter for a salary of $10,325 and $30,975 less statutory deductions (2021 - $10,325 and $30,975) for marketing and administrative services provided to the Company.

15

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

12.	Loss per share

Basic and diluted loss per share

The calculation of basic loss per share for the three months ended September 30, 2022 was based on the loss attributable to common shareholders of $126,457 (2021 - $567,793) and a weighted average number of common shares outstanding of 137,221,408 (2021 - 137,221,408).

The calculation of basic loss per share for the nine months ended September 30, 2022 was based on the loss attributable to common shareholders of $2,192,750 (2021 - $1,864,220) and a weighted average number of common shares outstanding of 137,221,408 (2021 - 132,704,347).

The calculation of diluted loss per share for the three and nine months ended September 30, 2022 and 2021 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Nine months ended September 30,
Investing and financing activities	2022	2021
Fair value of cash stock options transferred to share capital on exercise of options	-	177,250
Warrant liability	-	2,371,174

As at September 30, 2022, $85,602 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2021 - $89,203).

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2022	December 31, 2021
Cash	$1,815,676	$2,133,076
Term Deposits	5,452,610	8,037,300
	$7,268,286	$10,170,376

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)        Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2022, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

16

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(a)        Currency risk (Continued)

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$4,218,900	$208,453
Accounts receivable and prepaid expenses	-	2,488
Gold in trust	910,166	-
Total assets	$5,129,066	$210,941

Trade and other payables	$24,673	$93,190
Gold loan payable	3,848,537	-
Derivative financial liabilities	311,460	-
Total liabilities	$4,184,670	$93,190

Net assets	$944,396	$117,751

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $90,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $10,000.

(b)        Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2022, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)        Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

17

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(d)        Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $73,000.

(e)        Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)        Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	311,460	-	311,460
Warrant liability	-	58,277	-	58,277

18

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2022
Unaudited - Expressed in Canadian dollars

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company is not subject to externally imposed capital requirements.

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties in Canada, United States and Mexico.

Geographical information is as follows:

	Right-of-use assets	Property, plant and equipment	Exploration and evaluation assets	September 30, 2022
Canada	$457,750	$42,570	$-	$500,320
United States	-	13,968,566	-	13,968,566
Mexico	-	2,034	62,920,107	62,922,141
	$457,750	$14,013,170	$62,920,107	$77,391,027

	Right-of-use assets	Property, plant and equipment	Exploration and evaluation assets	December 31, 2021
Canada	$539,110	$48,573	$1	$587,684
United States	-	13,968,566	-	13,968,566
Mexico	-	2,393	61,431,638	61,434,031
	$539,110	$14,019,532	$61,431,639	$75,990,281

19